J.P. Morgan Mutual Fund Investment Trust

270 Park Avenue

New York, NY 10017

December 16, 2013

EDGAR Operations Branch

Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

Attention: Filing Desk

Re:	J.P. Morgan Mutual Fund Investment Trust (the “Trust”)
on behalf of the JPMorgan Growth Advantage Fund (the “Fund”)
File Nos. 811-5526 and 33-9421

Ladies and Gentlemen:

On behalf of the Trust, and pursuant to Rule 477 of the Securities Act of 1933, as amended, we respectfully submit this request for withdrawal of Post-Effective Amendment No. 63, together with all exhibits thereto, to the Trust’s Registration Statement on Form N-1A filed on behalf of the above referenced Fund on November 6, 2013, Accession Number 0001193125-13-429477.

This post-effective amendment withdrawal is requested because of needed revisions to the signature page due to changes in board composition.

This post-effective amendment was originally filed to submit exhibits containing interactive data tags that related to the Trust’s substantive Rule 485(b) Registration Statement filed as Post-Effective Amendment No. 62 and effective November 1, 2013. The Trust will file another post-effective amendment with the required interactive data tags and a corrected signature page.

If you have any questions please call me at (614) 901-1370.

Very truly yours,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary